Engage Mobility, Inc.
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

July 9, 2013

Mr. Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Engage Mobility, Inc. Registration Statement on Form S-l Filed June 7, 2013 File No. 333-189164

Dear Mr. Dobbie:

Engage Mobility, Inc. (“Engage Mobility, the “Company, “we”, “us” or “our”) hereby transmits our responses to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), July 3, 2013 regarding our Registration Statement on Form S-1 (the “Form S-1”) originally filed on June 7, 2013. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, we have repeated below the Staff’s comments in and have followed each comment with the Company’s response.

General

1.
We note that you have omitted the price and number of shares you intend to offer in apparent reliance on Rule 430A of the Securities Act. As volume is neither price-related information nor a term of the security dependent upon the offering date, Rule 430A is unavailable for this information. Please revise the registration statement and prospectus cover pages to include the number of shares being offered. Please also revise to include the appropriate undertaking pursuant to Item 512(i) of Regulation S-K. Alternatively, you may omit this undertaking if you revise to include a price for the offering prior to the time of effectiveness.

Response: We hereby advise the Staff that we have revised the registration statement and prospectus cover pages to disclose a maximum of 6,250,000 shares of common stock, no par value, to be offered at a fixed price of $1.60 per share.

Registration Statement Cover Page

2.
Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection. We note, for example, the use of the phrase "or similar transaction," which does not appear in the text of Rule 416(b).

Response: We respectfully advise the Staff that we have revised footnote 1 to the calculation of Registration Fee table to identify our reliance on Rule 416(b) of the Securities Act of 1933, and have tracked the language of such subsection.

Prospectus Cover Page

3.
Please revise the cover page to disclose your most recent stock price.

Response: In response to the Staff’s comment, we have revised the cover page to include the most recent closing stock price, as of June 30, 2013, was $1.58 per share.

Dilution, page 19

4.	Please revise this table to show dilution effects if only 10% and 50% of the offering is sold, in addition to the estimated full figures presented.

                 Response: We respectfully advise the Staff that we have revised the “Dilution” section to show dilution effects if only 10% and 50% of the offering is sold in addition to the estimated full figures presented.

Item 16. Exhibits, page 44

5.
We note your discussion on page 5 of the Technology License Agreement with Total Communicator Solutions, Inc. As this appears to be a material agreement, please either file it pursuant to Item 601 (b)(10) of Regulation S-K in your exhibit list, or explain why you think it is not material.

Response: In response to the Staff’s comment, we have included the Technology License Agreement with Total Communicator Solutions, Inc. as exhibit 10.3 o the registration statement.

6.	We note that you have not filed Exhibit 5.1. Please file a fully executed and dated opinion of counsel. We may have further comments after our review.

Response: We respectfully advise the staff that we have included a fully executed and dated opinion of counsel as Exhibit 5.1 to our Registration Statement.

7.	We note that you reference the subscription process on page 33. Please file the form of the Subscription Agreement as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we have filed a form of the Subscription Agreement as exhibit 4.1 to the registration statement.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James S. Byrd, Jr.
James Ss Byrd, Jr.
Chief Executive Officer
/s/ Justin Dobbie

cc:	Via E-mail
Gregg E. Jaclin, Esq. Anslow + Jaclin, LLP